Exhibit 99.1

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FOURTH QUARTER AND FULL YEAR 2017 RESULTS AND CONFERENCE CALL

Toronto (January 11, 2018) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its fourth quarter and full year 2017 results on Wednesday, February 14, 2018, after normal trading hours.

Fourth Quarter 2017 Results Conference Call and Webcast

Agnico Eagle’s senior management will host a conference call on Thursday, February 15, 2018 at 11:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full year financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 5699104.  The conference call replay will expire on Thursday, March 15, 2018.

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

Agnico Eagle’s financial statement and operating results for 2018 are scheduled to be released as follows, after normal trading hours:

First Quarter - Thursday April 26, 2018

Second Quarter - Wednesday July 25, 2018

Third Quarter - Wednesday October 24, 2018

Agnico Eagle’s Annual General Meeting of Shareholders is scheduled to be held on Friday April 27, 2018 at 11:00 AM (E.D.T) at the Delta Hotel, SoCo Ballroom, 75 Lower Simcoe Street, Toronto, Ontario.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                416-947-1212

Fax:                                                    416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.